

August 31, 2010

VIA U.S. MAIL AND FACSIMILE (630) 964-6475

David P. Yeager
Chairman and Chief Executive Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

      Re: Hub Group, Inc.
               Form 10-K for the fiscal year ended December 31, 2009
               Filed February 18, 2010

               Definitive Proxy Statement on Schedule 14A
               Filed March 25, 2010
               File No. 000-27754

Dear Mr. Yeager:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Risk Oversight, page 5

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief